ENTEGRIS, INC.
129 Concord Road
Billerica, MA 01821

January 26, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jennifer Angelini
Division of Corporation Finance
Office of Manufacturing

RE:	Entegris, Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-262172

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-262172) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on January 28, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Kenton King of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4530 and that such effectiveness also be confirmed in writing.

Very truly yours,

Entegris, Inc.

By:	/s/ Bertrand Loy
	Name:	Bertrand Loy
	Title:	President and Chief Executive Officer

cc:          Joseph Colella
Entegris, Inc.

cc:          Kenton King
Skadden, Arps, Slate, Meagher & Flom LLP

cc:          Mike Ringler
Skadden, Arps, Slate, Meagher & Flom LLP